                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                           INTERSTATE HOTELS COMPANY
                           -------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of class of securities)


                                   460886104
                                   ---------
                                 (CUSIP NUMBER)


                                 David J. Fine
                           Interstate Hotels Company
                                Foster Place 10
                               680 Andersen Drive
                         Pittsburgh, Pennsylvania 15220
                                 (412) 937-0600
                                 --------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 1, 1997
                                  ------------
            (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement
           on Schedule 13G to report the acquisition which is the
              subject of this Schedule 13D, and is filing this
                schedule because of Rule 13d-1(b)(3) or (4),
                        check the following box [  ].

              Check the following box if a fee is being paid with
                             this statement [   ].

  CUSIP NO. 460886104                                         13D                      Page 2 of 8 Pages
  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             (A)  PHILLIP H. MCNEILL, SR.

             (B)  TRUST LEASING, INC.
                  EIN: 62-1557619

             (C)  TRUST MANAGEMENT, INC.
                  EIN: 62-14608010

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (A)      [X]

                  N/A                                                                 (B)      [ ]
  3       SEC use only

  4       Source of funds*
                  SC (Exchange for common stock of unaffiliated corporation)

  5       Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                         [ ]

  6       Citizenship or place of organization

             (a) U.S./TENNESSEE
             (b) U.S./TENNESSEE
             (c) U.S./TENNESSEE
          Number of            7       Sole voting power
            shares
         beneficially                  (a) Phillip H. McNeill, Sr. - 1,957,684
           owned by                    (b) Trust Leasing, Inc. - 0
             each                      (c) Trust Management, Inc. - 0
          reporting
         person with           8       Shared voting power

                                       (a) Phillip H. McNeill, Sr. - 0
                                       (b) Trust Leasing, Inc. - 0
                                       (c) Trust Management, Inc. - 0

                               9       Sole dispositive power

                                       (a) Phillip H. McNeill, Sr. - 1.957,684
                                       (b) Trust Leasing, Inc. - 0
                                       (c) Trust Management, Inc.  - 0

                               10      Shared dispositive power

                                       (a) Phillip H. McNeill, Sr. - 0
                                       (b) Trust Leasing, Inc. - 0
                                       (c) Trust Management, Inc. - 0

  11      Aggregate amount beneficially owned by each reporting person

          (a) Phillip H. McNeill, Sr. - 1,957,684
          (b) Trust Leasing, Inc. - 978,842
          (c) Trust Management, Inc. - 978,842

  12      Check box if the aggregate amount in row (11) excludes
          certain shares*                                                                                       [ ]

  13      Percent of class represented by amount in row (11)
                          5.3%

  14      Type of reporting person*

             (A) PHILLIP H. McNEILL, SR. - IN
             (B) TRUST LEASING, INC. - CO
             (C) TRUST MANAGEMENT, INC. - CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Interstate Hotels Company ("Interstate"), a Pennsylvania corporation, having its principal executive offices at 410 North Foster Place 10, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by (i) Phillip H. McNeill, Sr., an individual and resident of Tennessee, (ii) Trust Leasing, Inc., a Tennessee corporation ("Trust Leasing") and (iii) Trust Management, Inc., a Tennessee corporation ("Trust Management"). Trust Management is wholly owned by Phillip H. McNeill, Sr. Trust Leasing is approximately 82% beneficially owned by Mr. McNeill.

         (b) The principal office and business addresses of each reporting person ("Reporting Person") is set forth below:

                 Name                                 Address
                 ----                                 -------
         Phillip H. McNeill, Sr.                  4735 Spottswood
                                                  Suite 201
                                                  Memphis, TN 38117

         Trust Leasing, Inc.                      4735 Spottswood
                                                  Suite 201
                                                  Memphis, TN 38117

         Trust Management, Inc.                   4735 Spottswood
                                                  Suite 201
                                                  Memphis, TN 38117

         (c) Mr. McNeill's principal occupation is Chairman of the Board and Chief Executive Officer of Equity Inns, Inc. He is also President and sole Director of each of Trust Leasing and Trust Management.

         (d) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective November 15, 1996, Trust Leasing and Trust Management received an aggregate of 1,957,894 limited partnership units ("Units") of Crossroads/Memphis Partnership, L.P. ("Crossroads/Memphis L.P."), pursuant to a Contribution Agreement dated October 4, 1996 (the "Contribution Agreement") by and among Trust Leasing, Trust Management, Crossroads/Memphis Company, L.L.C. and Crossroads/Memphis L.P., in exchange for the transfer and assignment of the assets of Trust Leasing and Trust Management, including hotel leases and hotel management contracts to Crossroads/Memphis L.P. The sole general partner of Crossroads/Memphis L.P. is a wholly-owned subsidiary of Interstate Hotels Corporation, whose parent is Interstate Hotels Company ("Interstate").

         Effective July 1, 1997, Trust Leasing and Trust Management may elect to cause Crossroads/Memphis L.P. to redeem the Units, on a one-for-one basis, for an aggregate of 1,957,894 shares of Interstate Common Stock. Trust Leasing and Trust Management must redeem and exchange their Units in Crossroads/Memphis L.P. for shares of Interstate Common Stock prior to November 15, 2006.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) Under a Redemption and Stock Exchange Agreement dated November 15, 1996 (the "Redemption Agreement") and an accompanying Registration Rights and Shareholders Agreement, each of Trust Leasing and Trust Management (i) will have the right to tender and convert Units to Interstate Common Stock and to demand registration of its shares of Interstate Common Stock received upon such conversion at any time after June 30, 1997, and (ii) will have the right to demand up to two registrations in connection with any proposed public offering of Common Stock by Interstate, with each such demand to include up to 500,000 shares of Interstate Common Stock, prior to November 15, 1999. Interstate shall cause to be filed as soon as practicable after June 30, 1997 a shelf registration statement on Form S-3 to cover the registration of the Interstate Common Stock redeemable for Units by Trust Leasing and Trust Management. However, Trust Leasing and Trust Management may not transfer (except to certain permitted tranferees) more than 50% of the Interstate Common Stock they are entitled to receive on or before December 31, 1997.

         (b) N/A

         (c) N/A

         (d) N/A

         (e) N/A

         (f) N/A

         (g) N/A

         (h) N/A

         (i) N/A

         (j) N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The number of shares and the approximate ownership percentage of the Common Stock beneficially owned by each Reporting Person is set forth below. Mr. McNeill, the President and sole Director of each of Trust Leasing and Trust Management, claims sole voting and investment power with respect to the aggregate 1,957,894 shares of the Interstate Common Stock owned by Trust Leasing and Trust Management.

                 Name                       Number of Shares          Percent*
                 ----                       ----------------          -------
         Phillip H. McNeill, Sr.               1,957,894                5.3%
         Trust Leasing, Inc.                     978,947                2.6%
         Trust Management, Inc.                  978,947                2.6%
--------------------

         * Based on 35,326,468 shares of Interstate Common Stock outstanding on May 14, 1997 as reported in the Quarterly Report on Form 10-Q for Interstate for the quarter ended March 31, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See description of the Redemption Agreement described in Item 4(a) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Redemption and Stock Exchange Agreement, dated November 15, 1996, by and among Crossroads/Memphis Partnership, L.P., Trust Leasing, Inc. and Trust Management, Inc.

Exhibit 2. Contribution Agreement, dated October 4, 1996, by and among Trust Leasing, Inc., Trust Management, Inc., Phillip H. McNeill, Sr., Crossroads/Memphis Company, L.L.C. and Crossroads/Memphis Partnership, L.P.

                                   SIGNATURE


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        TRUST LEASING, INC.


Dated: July 9, 1997               By:/s/ Phillip H. McNeill, Sr.
                                     ---------------------------
                                  Name:  Phillip H. McNeill, Sr.
                                       -------------------------
                                  Title: Chairman and CEO
                                        ------------------------


                                        TRUST MANAGEMENT, INC.


Dated: July 9, 1997               By: /s/ Phillip H. McNeill, Sr.
                                     ----------------------------
                                  Name:  Phillip H. McNeill, Sr.
                                       --------------------------
                                  Title: Chairman
                                        -------------------------




Dated: July 9, 1997               /s/ Phillip H. McNeill, Sr.
                                  -------------------------------
                                  Phillip H. McNeill, Sr.

                                 EXHIBIT INDEX

EXHIBIT                                    DESCRIPTION
Exhibit 1        Redemption and Stock Exchange Agreement, dated November 15, 1996, by and among Crossroads/Memphis
                 Partnership, L.P., Trust Leasing, Inc. and Trust Management, Inc.

Exhibit 2        Contribution Agreement, dated October 4, 1996, by and among Trust Leasing, Inc., Trust Management,
                 Inc., Phillip H. McNeill, Sr., Crossroads/Memphis Company, L.L.C. and Crossroads/Memphis Partnership,
                 L.P.
